

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Anna Vechera, President of Anvex International, Inc.
c/o Incorp Services, Inc.
2360 Corporate Circle, Suite 400
Henderson, Nevada 89074-7722

> **Re: Anvex International, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 24, 2011**
> **File No. 333-173039**

Dear Ms. Vechera:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, and no employees (other than your president). These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please provide us with your analysis as to why you believe Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please note that the offer must contain the terms set forth in Rule 419(e)(2).

Prospectus Cover Page, page 3

2. Your statement in the last sentence of the first paragraph is not consistent with Rule 415(a)(2) of the Securities Act, which provides that you may only register an amount of

securities for which you reasonably expect to offer and sell within two years from the initial effective date of the registration statement. Please revise your disclosure here and throughout your prospectus accordingly. Please also refer to Securities Act Rules Compliance & Disclosure Interpretations Question 212.16 for guidance.

Prospectus Summary, page 5

3. Please delete the portion of the second sentence of the introductory paragraph that indicates that the summary is not complete.

Risk Factors, page 7

We are a development stage company and have commenced limited operations. . . , page 7

4. Please revise the second sentence of the heading to indicate that you expect to incur significant operating losses for the foreseeable future.

We have yet to earn revenue and our ability to sustain our operations . . . , page 8

5. Please revise the second sentence of the heading to indicate that your independent registered public accountant has expressed substantial doubt about your ability to continue as a going concern.

6. You indicate that you will have to scale back or completely abort your 12-month plan of operation in the event you sell less than one-third of the common stock in this offering. Please revise this section to indicate how you plan to use the proceeds from the offering in the event this scenario occurs. Please also provide disclosure in this regard in the "Use of Proceeds" section on page 13.

All of our product purchases will be made from one supplier . . . , page 10

7. We note your disclosure regarding your agreement with your supplier on page 25 as well as paragraphs 4 and 5 of Exhibit 10.1. Please revise the risk factor disclosure to state that the agreement has no minimum term and that the supplier may terminate the agreement at any time.

Use of proceeds, page 13

8. Please revise your disclosure to indicate the order of priority among the uses of the proceeds you have listed in the table. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 16

Plan of Operation, page 16

9. You indicate in the last paragraph on page 18 that Ms. Vechera will devote 50% of her time to your operations and that she has agreed to commit more time as required. In the third risk factor on page 10, you state that Ms. Vechera currently spends 20 hours per week managing your business. It is unclear whether 50% of Ms. Vechera's time is greater than or less than the current twenty hours per week she currently devotes to your business. Please revise this section to state how many hours per week equals 50% of Ms. Vechera's time.

Description of Business, page 22

10. Please revise the second sentence to state that you intend to engage in the distribution of manufactured stone veneer.

11. Please revise your filing to properly quantify working capital at February 28, 2011.

Directors, Executive Officers, Promoter and Control Persons, page 28

12. Please revise the second paragraph on page 29 to disclose whether Ms. Vechera has been involved in certain legal proceedings within the past <u>ten</u> years. See Item 401(f) of Regulation S-K.

Employees; Identification of Certain Significant Employees, page 28

13. Please revise this section to disclose that you have no full-time employees.

Item 14. Indemnification of Director and Officers, page 48

14. Please revise this section to disclose the effect of the indemnification provision contained in Article VII of the company's bylaws filed as Exhibit 3.2.

Exhibit 10.1

15. We note that Exhibit A is not attached to the agreement. Please refile this entire agreement, including Exhibit A.

Statement of Operations, page F-3

16. Please tell us how you calculated weighted average shares outstanding given that you issued 3,500,000 shares on February 28, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker at (202) 551-3732 or, in her absence, John Cash, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Joe Laxague, Esq. (*via facsimile at* (702) 944-7100)
        Cane Clark LLP
        3273 Warm Springs Rd.
        Las Vegas, Nevada 89120